CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

Fusion Telecommunications International, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The name of the corporation is FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

SECOND: The original certificate of incorporation of the Corporation was dated September 16, 1997 and recorded with the Secretary of State of the State of Delaware on September 17, 1997 (such certificate of incorporation, as amended and restated and in effect thereafter, the “Certificate of Incorporation”).

THIRD: The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph Article Fourth thereof and inserting in lieu of said paragraph the following:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 100,000,000, of which 90,000,000 shall be shares of Common Stock, par value $0.01 per share and 10,000,000 shall be shares of preferred stock, par value $0.01 per share.”

The Certificate of Incorporation of the Corporation is further hereby amended by adding the following as subsection “f” of Article Fourth:

 “f. 2017 Reverse Stock Split.

(i)
Upon the filing and effectiveness, pursuant to the General Corporation Law of the State of Delaware, of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, which shall become effective as of 8:00 a.m., Eastern Time, on May 4, 2018 (the “Effective Time”), each one and one-half (1.5) shares of the Corporation’s Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion and exercise prices of outstanding preferred stock, common stock purchase warrants and options to purchase common stock and the number of shares of Common Stock issuable thereunder shall be proportionately adjusted to reflect the terms of the Reverse Stock Split consistent with the terms of such instruments. No fractional shares shall be issued as a result of the Reverse Stock Split, and any fractional share to which a stockholder may be entitled as a result of the Reverse Stock Split shall be rounded up to the nearest whole share.

(ii)
Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FOURTH: Pursuant to resolution of the Corporation’s Board of Directors, an annual meeting of the Corporation’s stockholders was duly called and held, upon notice in accordance with Section 222 of the of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of amending the Certificate of Incorporation as provided herein.

FIFTH: The foregoing amendment was fully adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 3rd day of May, 2018.

FUSION TELECOMMUNICATIONS
INTERNATIONAL, INC.

By: /s/ James P. Prenetta, Jr.
Name: James P. Prenetta, Jr.
Title: Executive Vice President and General Counsel